LINN ENERGY, LLC

600 Travis Street, Suite 5100

Houston, Texas 77002

May 30, 2014

Via EDGAR and Overnight Mail

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Attention: Norman von Holtzendorff

Re:	Request for Acceleration of Effectiveness of Linn Energy, LLC and Linn Energy Finance Corp.’s Registration Statement on Form S-4 (File No. 333-187458) initially filed on March 22, 2013

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Linn Energy, LLC, a Delaware limited liability company, Linn Energy Finance Corp., a Delaware corporation, and each of the guarantors listed on the signature page hereto (collectively, the “Registrants”), hereby request that the effectiveness of their Registration Statement on Form S-4 (File No. 333-187458) (as amended, supplemented or otherwise modified prior to the date hereof, the “Registration Statement”) be accelerated so that the Registration Statement will become effective on June 2, 2014, at 9:00 a.m. Eastern Time, or as soon thereafter as practicable.

In connection with making this request, the Registrants acknowledge that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature on following page]

Very truly yours,

LINN ENERGY, LLC
LINN ENERGY FINANCE CORP.
LINN ENERGY HOLDINGS, LLC
LINN EXPLORATION MIDCONTINENT, LLC
LINN EXPLORATION & PRODUCTION MICHIGAN LLC
LINN MIDSTREAM, LLC
LINN MIDWEST ENERGY LLC
LINN OPERATING, INC.
MID-CONTINENT I, LLC
MID-CONTINENT II, LLC
MID-CONTINENT HOLDINGS I, LLC
MID-CONTINENT HOLDINGS II, LLC

By:	/s/ Candice J. Wells
Candice J. Wells
Vice President, General Counsel and Corporate Secretary